UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE

TRUST INDENTURE ACT OF 1939

HEALTH MANAGEMENT ASSOCIATES, INC.

(Name of Applicant)

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022	$330,000,000

Approximate Date of Proposed Public Offering: November 30, 2004

Robert E. Farnham

Senior Vice President and Chief Financial Officer

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, Florida 34108-2710

Telephone: (239) 598-3131

(Name, address, including zip code, and telephone number,

including area code, of agent of service)

With a Copy to:

Charles S. Whitman, III, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

GENERAL

1. General Information.

(a)	Form of Organization: Corporation

(b)	State or other sovereign power under the laws of which organized: Delaware

2. Securities Act Exemption Applicable.

Health Management Associates, Inc. (the “Company”) is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) thereof, in connection with the Company’s exchange offer as described herein (the “Exchange Offer”). The Exchange Offer is being made by the Company pursuant to the Exchange Circular dated November 30, 2004 (the “Exchange Circular”), and the related Letter of Transmittal of even date therewith, and consists of an offer to exchange an aggregate principal amount at maturity of up to $330,000,000 of the Company’s Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “New Notes”) for a like principal amount at maturity of the Company’s Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “Old Notes”).

There have not been any sales of securities of the same class as the New Notes or the Old Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

The Company has retained Global Bondholder Services Corporation as the “Exchange Agent” and “Information Agent”, and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the “Financial Advisor” in connection with the Exchange Offer. The Exchange Agent, Information Agent and Financial Advisor will answer questions with respect to the exchange offer solely by reference to the terms of the Exchange Circular. None of the Company, the Financial Advisor, the Information Agent or the Exchange Agent makes any recommendation as to whether to exchange or refrain from exchanging the Old Notes. The Information Agent, Exchange Agent and Financial Advisor will be paid reasonable fees directly by the Company for their services.

AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

(a) For purposes of this Application only, the officers and directors of the Company named in response to Item 4 hereof may be deemed to be affiliates of the Company by virtue of the positions held by such persons within the Company.

(b) The following list sets forth the affiliates of the Company as of the date of this Application:

Entity	State of Incorporation	Percentage of Voting Securities held by the Company
Anniston HMA, Inc.	Alabama	100%
Bartow HMA, Inc.	Florida	100%
Biloxi H.M.A., Inc.	Mississippi	100%
Brandon H.M.A., Inc.	Mississippi	100%
Canton HMA, Inc.	Mississippi	100%
Carlisle HMA, Inc.	Pennsylvania	100%
Chester HMA, Inc.	South Carolina	100%
Chester HMA Physician Management, Inc.	South Carolina	100%
Citrus HMA, Inc.	Florida	100%
Clarksdale H.M.A., Inc.	Mississippi	100%
Coffee Hospital Management Associates, Inc. (1)	Tennessee	100%
Collier HMA, Inc.	Florida	100%
Durant H.M.A., Inc.	Oklahoma	100%

Entity	State of Incorporation	Percentage of Voting Securities held by the Company
Durant HMA Surgical Center, Inc. (5)	Oklahoma	73.5%
FirstMed, Inc.	Arkansas	100%
Gaffney H.M.A., Inc.	South Carolina	100%
Green Clinic, Inc.	Florida	100%
Gulf Coast HMA Physician Management, Inc.	Florida	100%
Haines City H.M.A., Inc.	Florida	100%
Hamlet H.M.A., Inc.	North Carolina	100%
Hartsville H.M.A., Inc.	South Carolina	100%
Hartsville HMA Physician Management, Inc.	South Carolina	100%
Health Management Associates of West Virginia, Inc. (1)	West Virginia	100%
Health Management Associates, Inc.	Kentucky	100%
Health Management Investments, Inc.	Delaware	100%
Hernando H.M.A., Inc.	Florida	100%
HMA Fentress County General Hospital, Inc.	Tennessee	100%
HMA Foundation, Inc.	Florida	100%
HMA Mesquite Hospital, Inc.	Texas	80%
HMA Santa Rosa Medical Center, Inc.	California	100%
Hospital Management Associates, Inc.	Kentucky	100%
Insurance Company of the Southeast, Ltd.	Cayman Islands, BWI	100%
Jackson HMA North Medical Office Building, Inc.	Mississippi	100%
Jackson HMA, Inc.	Mississippi	100%
Kennett HMA, Inc.	Missouri	100%
Kentucky HMA Physician Management, Inc.	Kentucky	100%
Keystone HMA Property Management, Inc.	Pennsylvania	100%
Key West HMA Physician Management, Inc.	Florida	100%
Key West HMA, Inc.	Florida	100%
Lake Norman HMA Surgical Center, Inc.	North Carolina	100%
Lancaster HMA, Inc.	Pennsylvania	100%
Lancaster HMA Physician Management, Inc.	Pennsylvania	100%
Lebanon HMA, Inc.	Tennessee	100%
Lebanon HMA Physician Management Corp.	Tennessee	100%
Lebanon HMA Surgery Center, Inc.	Tennessee	100%
Lehigh HMA, Inc.	Florida	100%
Little Rock H.M.A., Inc.	Arkansas	100%
Lone Star HMA, L.P.	Delaware	80%
Louisburg H.M.A., Inc.	North Carolina	100%
Madison HMA, Inc.	Mississippi	100%
Marathon H.M.A., Inc.	Florida	100%
Meridian H.M.A. Nursing Home, Inc.	Mississippi	100%
Meridian H.M.A., Inc.	Mississippi	100%
Meridian HMA Clinic Management, Inc.	Mississippi	100%
Mesquite HMA General, LLC	Delaware	100%
Mesquite HMA Limited, LLC	Delaware	100%
Midwest City H.M.A., Inc.	Oklahoma	100%
Monroe HMA, Inc.	Georgia	100%
Mooresville HMA Physician Management, Inc.	North Carolina	100%
Mooresville Hospital Management Associates, Inc.	North Carolina	100%
Natchez Community Hospital, Inc.	Mississippi	100%
Norton HMA, Inc.	Virginia	100%
Orlando H.M.A., Inc.	Florida	100%
Oviedo, HMA, Inc.	Florida	100%
Paintsville Hospital Company (1)	Kentucky	100%
Pasco HMA, Inc.	Florida	100%
PBEC HMA, Inc.	Florida	100%
Pennington Gap HMA, Inc.	Virginia	100%

Entity	State of Incorporation	Percentage of Voting Securities held by the Company
Personal Home Health Care, Inc.(2)	Tennessee	100%
Polk HMA, Inc.	Florida	100%
Poplar Bluff HMA, Inc.	Missouri	100%
Poplar Bluff HMA Physician Management Corp.	Missouri	100%
Port Charlotte HMA, Inc.	Florida	100%
Punta Gorda HMA, Inc.	Florida	100%
Regional Cardiology Center, LLC (3)	Mississippi	100%
River Oaks Hospital, Inc.	Mississippi	100%
River Oaks Management Company (4)	Mississippi	100%
River Oaks Medical Office Building, Inc. (4)	Mississippi	100%
Riverview Regional Medical Center, Inc.	Alabama	100%
ROH, Inc. (4)	Mississippi	100%
Rose City HMA, Inc.	Pennsylvania	100%
Sebastian Hospital, Inc.	Florida	100%
Sebring Hospital Management Associates, Inc.	Florida	100%
Statesboro H.M.A., Inc.	Georgia	100%
Statesville HMA, Inc.	North Carolina	100%
Tequesta H.M.A., Inc.	Florida	100%
The Surgery Center at Durant, LLC (6)	Oklahoma	100%
Topeka H.M.A., Inc.	Kansas	100%
Tullahoma HMA, Inc.	Tennessee	100%
Van Buren H.M.A., Inc.	Arkansas	100%
Venice HMA, Inc.	Florida	100%
Yakima HMA, Inc	Washington	100%
Yakima HMA Physician Management Corp.	Washington	100%

(1) Subsidiary of Health Management Associates, Inc. (Kentucky)

(2) Subsidiary of HMA Fentress County General Hospital, Inc.

(3) Subsidiary of Biloxi H.M.A., Inc.

(4) Subsidiary of River Oaks Hospital, Inc.

(5) Subsidiary of Durant H.M.A., Inc.

(6) Subsidiary of Durant HMA Surgical Center, Inc.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710. The title of each of the executive officers set forth below refers to such executive officer’s position with the Company, unless otherwise specified below.

Name	Title
Joseph V. Vumbacco	President, Chief Executive Officer and Director
Robert E. Farnham	Senior Vice President and Chief Financial Officer
Timothy R. Parry	Senior Vice President, General Counsel and Corporate Secretary
Peter M. Lawson	Executive Vice President
Jon P. Vollmer	Executive Vice President
William J. Schoen	Chairman of the Board
Kent P. Dauten	Director
Donald E. Kiernan	Director
Robert A. Knox	Director
William E. Mayberry, M.D.	Director
William C. Steere, Jr.	Director
Randolph W. Westerfield, Ph.D.	Director

5. Principal Owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

As of November 12, 2004, based solely on publicly available information, the Company believes that the following person owns more than 10 percent of the Company’s voting securities:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
FMR Corporation 82 Devonshire Street Boston, MA 20109	Class A Common Stock, par value $0.01 per share	25,870,216 shares	10.6%

UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security (or Securities) Underwritten

Banc of America Securities LLC 9 West 57th Street New York, NY 10019	• Zero-Coupon Convertible Senior Subordinated Notes due 2022 • 1.50% Convertible Senior Subordinated Notes due 2023

Credit Suisse First Boston LLC 11 Madison Avenue New York, NY 10010-3629	• Zero-Coupon Convertible Senior Subordinated Notes due 2022

J.P. Morgan Securities Inc. 277 Park Avenue New York, NY 10172	• Zero-Coupon Convertible Senior Subordinated Notes due 2022

Lehman Brothers Inc. 745 Seventh Avenue New York, NY 10019	• 1.50% Convertible Senior Subordinated Notes due 2023

Salomon Smith Barney Inc. c/o Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013	• Zero-Coupon Convertible Senior Subordinated Notes due 2022

Wachovia Capital Markets LLC 301 South College Street, 4th floor Charlotte, NC 28288	• Zero-Coupon Convertible Senior Subordinated Notes due 2022 • 1.50% Convertible Senior Subordinated Notes due 2023

(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of November 24, 2004, the Company had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock, $0.01 par value per share	715,000,000 shares	243,840,418 shares
Preferred Stock, $0.01 par value per share	5,000,000 shares	0 shares
Zero-Coupon Convertible Senior Subordinated Notes due 2022	$330,000,000	$330,000,000
1.50% Convertible Senior Subordinated Notes due 2023	$575,000,000	$575,000,000

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Holders of the Company’s class A common shares, par value $0.01 per share, are entitled to one vote for each share registered in such holder’s name.

Under the Company’s certificate of incorporation, the Company’s board of directors has the authority to authorize and issue shares of preferred stock in one or more series. The board of directors may fix the number of shares as well as the rights, preferences, powers and restrictions of any series of preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. There are no shares of preferred stock presently outstanding.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

The Company will issue the New Notes pursuant to an Indenture (the “Indenture”), to be effective as of the date of the closing of the Exchange Offer, by and between the Company and Wachovia Bank, National Association, as Trustee (the “Trustee”). Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture.

(A) EVENTS OF DEFAULT

An Event of Default with respect to the New Notes is defined in the Indenture as:

(i)	a default in the payment of the Principal Amount at Maturity, Issue Price plus accrued Original Issue Discount, Redemption Price, Purchase Price or Fundamental Change Purchase Price on any Security when the same becomes due and payable pursuant to the terms hereof;

(ii)	failure of the Company to make any payment of any cash interest upon any Security converted to a Cash Pay Security or any contingent interest, when the same becomes due and payable for a period of 30 days;

(iii)	the Company fails for 20 days to deliver cash or a combination of cash and common shares (including cash in lieu of fractional shares) when required to be delivered following the conversion of a Security;

(iv)	the Company fails to comply with any of its agreements in the Securities or this Indenture (other than those referred to in clauses (i), (ii) or (iii) above) and such failure (or the failure to obtain a waiver thereof) continues for 60 days after receipt by the Company of a Notice of Default;

(v)	the Company or any Significant Subsidiary defaults causing acceleration or fails to make payment at stated maturity, under any evidence or instrument of Indebtedness, or guarantee of payment of Indebtedness, where such default or failure relates to an aggregate principal amount exceeding $25,000,000 at the time outstanding;

(vi)	final judgments exceeding $25,000,000 in the aggregate, are rendered against the Company or any Significant Subsidiary by a court of competent jurisdiction, when such judgments remain undischarged for 60 days;

(vii)	the Company or any Significant Subsidiary pursuant to or under or within the meaning of any Bankruptcy Law:

(a)	commences a voluntary case or proceeding;

(b)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it;

(c)	consents to the appointment of a Custodian of it or for any substantial part of its property;

(d)	makes a general assignment for the benefit of its creditors;

(e)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(f)	consents to the filing of such petition or the appointment of or taking possession by a Custodian; or

(viii)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)	is for relief against the Company or any Significant Subsidiary in an involuntary case or proceeding, or adjudicates the Company or any Significant Subsidiary insolvent or bankrupt;

(b)	appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(c)	orders the winding up or liquidation of the Company or any Significant Subsidiary and the order or decree remains unstayed and in effect for 60 days.

Notwithstanding anything herein to the contrary, a Default under clause (iv) or (v) above is not an Event of Default until the Trustee notifies the Company or the Holders of at least 25% in aggregate Principal Amount at Maturity of the Securities at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default (and such Default is not waived) within the time specified in clause (iv) or clause (v) above after actual receipt of such notice. Any such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.

The Company will deliver to the Trustee, within five Business Days of becoming aware of the occurrence of an Event of Default, written notice thereof. In addition, the Company shall deliver to the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice of any event which with the giving of notice of the lapse of time, or both, would become an Event of Default under clause (iv) or (v) above.

(B) AUTHENTICATION AND DELIVERY

The New Notes shall be executed by the Company by one Officer of the Company. The signature of the Officer on the Securities may be manual or facsimile.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided in the Indenture duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered under the Indenture.

The Trustee shall authenticate and deliver Securities for original issue in an aggregate Principal Amount at Maturity of up to $330,000,000 upon a Company Order without any further action by the Company. The aggregate Principal Amount at Maturity of Securities outstanding at any time may not exceed the amount set forth in the foregoing sentence, except as provided in Section 2.07 of the Indenture.

The Securities shall be issued only in registered form without coupons and only in denominations of $1,000 of Principal Amount at Maturity and any integral multiple thereof.

There will be no proceeds resulting from the issuance of the New Notes.

(C) RELEASE OF PROPERTY SUBJECT TO LIEN

The Company’s obligations under the New Notes issued under the Indenture are unsecured.

(D) SATISFACTION AND DISCHARGE

When (i) the Company delivers to the Trustee all outstanding Securities for cancellation (other than Securities replaced pursuant to Section 2.07 of the Indenture) or (ii) all outstanding Securities have become due and payable and the Company deposits with the Trustee cash or common shares, as permitted by the terms of the Indenture, sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then this Indenture shall, subject to Section 7.06 of the Indenture, cease to be of further effect. The Trustee shall join in the execution of a document prepared by the Company acknowledging satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers’ Certificate and Opinion of Counsel and at the cost and expense of the Company.

(E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which the signers may have knowledge.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

Not Applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

(c)	The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the trustee:

(i)	Exhibit T3A.1 - The Company’s Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1995);

(ii)	Exhibit T3A.2 - Certificate of Amendment to Fifth Restated Certificate of Incorporation, (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999);

(iii)	Exhibit T3B - The Company’s Bylaws (incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001);

(iv)	Exhibit T3C - Form of Indenture, to be effective as of the date of the closing of the Exchange Offer, by and between the Company and Wachovia Bank, National Association, as trustee;

(v)	Exhibit T3D - Not applicable;

(vi)	Exhibit T3E.1 - Exchange Circular, dated as of November 30, 2004 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on November 30, 2004);

(vii)	Exhibit T3E.2 - Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on November 30, 2004);

(viii)	Exhibit T3E.3 - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on November 30, 2004);

(ix)	Exhibit T3E.4 - Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on November 30, 2004); and

(x)	Exhibit T3F - Cross-Reference Sheet.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, Health Management Associates, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Naples, and State of Florida, on the 30th day of November, 2004.

(SEAL)	HEALTH MANAGEMENT ASSOCIATES, INC.

	By:	/s/ Joseph V. Vumbacco
		Name:	Joseph V. Vumbacco
		Title:	President and Chief Executive Officer

Attest:	/s/ Timothy R. Parry
	Name:	Timothy R. Parry
	Title:	Senior Vice President, General Counsel and Corporate Secretary